RE/MAX Holdings, Inc.

5075 S. Syracuse St.

Denver, CO 80237

November 5, 2015

VIA EDGAR

Stacie D. Gorman

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	RE/MAX Holdings, Inc.
Registration Statement on Form S-3
Filed October 27, 2015
File No. 333-207629

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, RE/MAX Holdings Inc., (the “Company”) hereby requests acceleration of effectiveness of its registration statement on Form S-3 (File No. 333-207629), to 4:00 p.m., Eastern Time, on November 9, 2015 or as soon as practicable thereafter.

In connection with this request, the Company acknowledges that:

(1)  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)  the Company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests that you provide notice of effectiveness to Gavin B. Grover, Esq. of Morrison & Foerster LLP, counsel to the Company, at 415-268-7113.

Very truly yours,

RE/MAX Holdings, Inc.

By:	/s/ Adam Lindquist Scoville
Name:	Adam Lindquist Scoville
Title:	Vice President & General Counsel